
05047852

Banking made easy.
For the rest of your life.

LSB Bancshares, Inc.

2004 ANNUAL REPORT



Robert F. Lowe	H. Franklin Sherron, Jr.	Monty J. Oliver
Chairman & Chief Executive Officer	*President & Chief Operating Officer*	*Executive Vice President, Chief Financial Officer & Cashier*

Robert F. Lowe	H. Franklin Sherron, Jr.	Monty J. Oliver	Robin A. Huneycutt
Chairman, President & Chief Executive Officer	*Vice President*	*Secretary & Treasurer*	*Assistant Secretary*

Our Vision

To achieve excellence as a financial institution in the execution of our commitment to the constituencies that we serve...our shareholders, employees, customers and communities.

Contents

Proxy statement and SEC Form 10-K enclosed separately.

Financial Highlights

(Dollars in thousands, except per share data)	2004	2003	Percent Change
FOR THE YEAR			
Interest income	$ 49,319	$ 50,790	(2.9)%
Interest expense	10,367	11,177	(7.2)
Net interest income	38,952	39,613	(1.7)
Provision for loan losses	3,017	5,215	(42.1)
Noninterest income	14,063	14,517	(3.1)
Noninterest expense	37,687	36,434	3.4
Income taxes	3,931	3,903	0.7
Net income	8,380	8,578	(2.3)
Net interest income, taxable equivalent	39,592	40,321	(1.8)
Cash dividends declared	5,490	5,454	0.7
AVERAGE BALANCES			
Assets	$891,577	$878,519	1.5%
Earning assets	834,133	824,236	1.2
Loans	689,034	664,155	3.7
Investment securities	124,126	132,597	(6.4)
Total deposits	717,209	721,723	(0.6)
Shareholders' equity	90,535	88,836	1.9
YEAR END BALANCES			
Assets	$914,988	$867,906	5.4%
Earning assets	857,740	812,690	5.5
Loans	712,185	663,446	7.3
Investment securities	129,194	121,091	6.7
Total deposits	722,275	702,502	2.8
Shareholders' equity	90,742	88,560	2.5
PER COMMON SHARE			
Earnings per share:			
Basic	$ 0.98	$ 1.01	
Diluted	0.97	1.00	
Cash dividends declared	0.64	0.64	
Book value	10.57	10.36	
Closing market price	16.89	17.38	
FINANCIAL RATIOS			
Return on average assets	0.94%	0.98%	
Return on average shareholders' equity	9.26	9.66	
Average equity to average assets	10.15	10.11	

To our shareholders:

Two thousand and four was a significant year for LSB Bancshares, Inc., as we made investments, both financially and in terms of management's focus, in continuing to address the challenges that have confronted the Bank over the past few years. Those challenges included a soft economy that negatively affected our balance sheet growth and contributed to higher delinquencies, lower margins and competitive pressures that presented opportunities to improve efficiencies in order to enhance customer service and identify new markets for future growth. These investments centered on the achievement of three objectives: 1) to better position the Bank for accelerated balance sheet growth; 2) to increase efficiency by improving operations and processes, and 3) to strengthen our credit discipline. I am pleased to report that in 2004, progress was made in each of these areas. Before discussing some of 2004's initiatives in more detail, let me first discuss the year from a financial standpoint.

Financial Results

Net income for 2004 was $8,380,000 or $0.97 per diluted share compared to $8,578,000 or $1.00 per diluted share in 2003, a decrease of 3% in earnings per diluted share. Net interest income decreased 1.7% compared with the year ago figure, reflecting compression of our net interest margin. Noninterest income decreased 3.1% in 2004 as mortgage financing income was off 61% relative to 2003. Noninterest expense increased 3.4% during the same period. The provision for loan losses was $3,017,000 in 2004 compared to $5,215,000 in 2003. Nonperforming assets (including nonaccrual loans, accruing loans more than 90 days past due, renegotiated troubled debt and other real estate owned) totaled $4,111,000 at December 31, 2004, down 29.3% from $5,815,000 at the year ago date. The allowance for loan losses at the end of 2004 was $7,962,000 or 1.12% of loans compared to $7,846,000 or 1.18% of loans at the end of 2003. In 2004, return on average assets was 0.94% and return on average shareholders' equity was 9.26%. As of December 31, 2004, assets increased 5.4%, deposits increased 2.8% and loans increased 7.3% compared to a year ago; shareholders' equity totaled $90,742,000 and represents an equity-to-asset ratio of 9.9%.

Laying a Foundation for the Future - Impact '05

One of the most significant achievements of 2004 was the development of Impact '05, which is a multi-year initiative to improve the Bank's performance in many areas, particularly in its retail delivery system, operations, technology, marketing and service. Many of the initiatives discussed in this letter are key elements of Impact '05, some of which have already been implemented. Impact '05 lays the groundwork for efficiencies and performance improvements that will extend for many years and provides a platform for us that is applicable not only to existing and *de novo* branches but also to whole bank acquisitions.

Growth Initiatives – Expand Our Geographic Footprint and the Services We Provide

Building By Penetrating New Markets

While our dominant position in Davidson County is a decided strength and will always be a core market for the Bank, our growth strategy must focus on markets where we can economically build market share, which may involve markets that are not contiguous to the ones we currently serve. Such is the case with Raleigh, where we opened a mortgage production office in January 2004, as we believe that the Triangle Area will ultimately become an important component of our future growth. We also added to our presence in Guilford County through the opening of a full-service branch in Jamestown in April 2004. Guilford County, like Wake County, has strong demographics and enjoys a diverse economic base, as does Forsyth County which complements the strengths of markets we serve in Davidson, Randolph and Stokes Counties. From a geographic standpoint, we will continue to seek new market opportunities, both through *de novo* branching as well as through acquisition. We believe there are compelling opportunities in markets to our east, though our interest in identifying potential acquisition candidates is certainly broader geographically and not limited to that area.

Established Indirect Lending Program

Another initiative to stimulate growth was the establishment of an indirect lending program in 2004, which allows the Bank to provide new and used automobile financing for customers while they are still at the dealership. The Bank has revitalized its dealer relationships through an active calling effort and has significantly increased the number of dealers in this program. While the program was only completed in September 2004, it is already contributing meaningfully to our growth.

Added to Key Members of Our Banking Team

In banking, our most important asset is our people. Ultimately, banking is a people business, and it is the relationships that are forged in the communities that we serve that drive much of our long-term success. For that reason, we are constantly searching for experienced individuals with a strong desire to become a part of our bank's team, particularly in markets that we have targeted for rapid growth. I am pleased to report that we recently hired a new Area Executive to lead our focus in Forsyth County who complements our existing staff, as well as a new executive to head our Raleigh Mortgage Production office.

Efficiency Improvement Through Process and Operational Enhancements

Installed New Online Teller System

We continue to look for ways to provide our tellers with technology-based tools that allows them to serve our customers more effectively. As a result, we recently began the process of installing a new online teller system that will automate virtually all of their transactions. Just as important, this enhancement, which we call *Fast Teller*, will provide data to a teller management system that should improve efficiency and productivity and will serve as an important tool for product and employee evaluation. Simply by more accurately measuring transaction volume within specific time intervals, we can adjust work schedules and just as effectively serve our customers with fewer employees.

Data Processing Conversion

We also completed a major data processing conversion in 2004, a part of which was the installation of a new image item processing system. This system eliminated the manual process of proofing and encoding checks, resulting in improved efficiency, as well as enhancing our Internet banking services and adding convenience to customers wishing to view archived check images. The system also complies with the requirements of the Check Clearing for the 21st Century Act (also known as "Check 21"), which was effective on October 28, 2004. Among other things, Check 21 will increase the industry's check processing efficiency, as well as enhances the security of the overall banking system.

Consolidated Facilities In Lexington

Recognizing the increasing desire of customers for mobility and easy access to branches, we created Davidson County's first stand-alone, drive-through office. This branch, known as our Uptown Express office, was opened in the summer of 2004 and offers five lanes with an ATM. Establishing Uptown Express allowed us to close two offices while merging another; we also remodeled our Talbert office, which will allow us to better serve those customers. The result has been greater efficiency, as we have: 1) shifted transaction volume to a "high-throughput" branch; 2) reduced overall headcount; and 3) better addressed the changing needs of our customers.

Strengthened Our Credit Discipline

The economic environment has been extremely challenging over the past few years, contributing to increases in delinquencies at many community banks; we have not been immune to those pressures. As we reviewed our credit discipline, we strengthened our underwriting and collection process by reorganizing loan administration. Specifically, we divided credit administration into two groups: 1) Risk Management and 2) Commercial/Consumer Banking Services. Risk Management is principally focused on credit review and managing special assets, and should improve our loan pricing strategies, bank credit policies and problem loan resolution. The Commercial/Consumer Banking Services area primarily focuses on credit administration and loan operations, and will continue to develop ways to streamline the loan approval process and seek ways to enhance loan officer productivity.

Building Shareholder Value

Ultimately, our efforts revolve around building shareholder value, which means prudently growing that value over time while maintaining the standards of good corporate governance and being a good corporate citizen. While much has been written about the issue of corporate governance and best practices of public companies, at LSB we will continue to do what we have always done which to us means doing the right thing. We also will continue to take a proactive approach to building shareholder value, on a long-term basis, by prudently growing earnings and, on a shorter-term basis, through opportune stock buybacks and our cash dividend program.

Long-Term Outlook Remains Positive

Having managed through a very difficult period that included significant job losses and soft economic activity, we are very encouraged that the Piedmont Triad's economic outlook has improved, as well as our expanded markets, relative to the past several years. The entire Piedmont Triad Region should benefit from new businesses that have announced plans to locate major facilities here, such as Federal Express and Dell Computer, as well as the multiplier effect as suppliers and other businesses benefit from increased economic activity. We welcome the opportunities presented by an expanding and improving economic base and continue to build on the strategic initiatives that we believe will positively impact your company in the coming year and beyond. Thank you for your continued confidence and support and for the opportunity of serving your financial needs.



Chairman, President and Chief Executive Officer

Board of Directors



Michael S. Albert
President, CEO and Director, Billings Transportation Group, Inc.; Treasurer, Cargo Carriers, Inc.; Vice President, Metro Motor Express, Inc., President, CEO and Director, Billings Express, Inc.



Leonard H. Beck
Retired former President, Green Printing Company



Marvin D. Gentry
Retired former President and CEO, The New Fortis Corporation, a wholly-owned subsidiary of K. Hovnanian Enterprises



Samuel R. Harris, M.D.
Physician, The Women's Center of Lexington



Walter A. Hill, Sr.
President, Hill Oil Company, Inc.; Vice President and Secretary, NorthCo, Inc. (construction development)



Sue H. Hunter
President and Co-owner, Thomasville Emporium, Inc.; Vice President, Side Street Café; Co-owner, 2 Couples, LLC (banquet facility)



Robert F. Lowe
Chairman, President and CEO, LSB Bancshares, Inc.; Chairman and CEO, Lexington State Bank; Chairman, President and CEO, Peoples Finance Company of Lexington, Inc., a subsidiary of the Bank; President and Director, LSB Investment Services, Inc., a subsidiary of the Bank



David A. Smith
Owner and Manager, Red Acres Dairy Farm



Robert B. Smith, Jr.
Attorney, Smith and Gamblin PLLC



Burr W. Sullivan
President and Owner, Dorsett Printing and Lithograph Corporation



John W. Thomas III
President, Riverwood Casual, Inc. (specialty furniture manufacturer) since January 2004; former President and CEO, Thomas Built Buses, Inc.



Roberts E. Timberlake
Artist/Designer; Chairman, President and CEO, Bob Timberlake, Inc.



Lloyd G. Walter, Jr.
Architect; sole proprietor d/b/a LGW Consulting; former CEO and Principal, Walter, Robbs, Callahan & Pierce Architects, P.A.



Julius S. Young, Jr.
President, Jay Young Management, Inc., (asset management)

Directors Emeriti

Peggy B. Barnhardt
Margaret Lee W. Crowell
A. Lonnie Davis
Russell J. Gabrielson
L. Ardell Lanier
Dothan D. Reece
Archie M. Sink

Summary of Selected Financial Data

(In thousands, except per share data and ratios)	Years Ended December 31 2004	2003	2002	2001	2000
SUMMARY OF OPERATIONS					
Interest income	**$ 49,319**	$ 50,790	$ 52,932	$ 58,607	$ 60,943
Interest expense	**10,367**	11,177	15,185	25,619	29,202
Net interest income	**38,952**	39,613	37,747	32,988	31,741
Provision for loan losses	**3,017**	5,215	2,480	1,862	2,550
Net interest income after provision for loan losses	**35,935**	34,398	35,267	31,126	29,191
Noninterest income	**14,063**	14,517	12,000	9,758	8,063
Noninterest expense	**37,687**	36,434	32,040	27,311	24,540
Income before income taxes	**12,311**	12,481	15,227	13,573	12,714
Income taxes	**3,931**	3,903	5,013	4,421	3,919
Net income	**$ 8,380**	$ 8,578	$ 10,214	$ 9,152	$ 8,795
Cash dividends declared	**$ 5,490**	$ 5,454	$ 5,080	$ 4,727	$ 4,729
SELECTED YEAR-END ASSETS AND LIABILITIES					
Investment securities	**$ 129,194**	$ 121,091	$ 128,402	$ 155,337	$ 125,332
Loans, net of unearned income	**712,185**	663,446	645,548	588,364	549,065
Assets	**914,988**	867,906	851,793	833,327	795,570
Deposits	**722,275**	702,502	696,481	682,164	671,976
Shareholders' equity	**90,742**	88,560	85,507	79,343	74,243
RATIOS (AVERAGES)					
Net income to total assets	**0.94%**	0.98%	1.21%	1.13%	1.13%
Net income to shareholders' equity	**9.26**	9.66	12.28	11.84	12.04
Dividend payout	**65.51**	63.58	49.74	51.65	53.78
Shareholders' equity to total assets	**10.15**	10.11	9.87	9.56	9.41
PER SHARE DATA					
Earnings per share:					
Basic	**$ 0.98**	$ 1.01	$ 1.21	$ 1.08	$ 1.04
Diluted	**0.97**	1.00	1.20	1.08	1.03
Cash dividends declared	**0.64**	0.64	0.60	0.56	0.56
Book value at end of year	**10.57**	10.36	10.09	9.40	8.80

Consolidated Balance Sheets

(In thousands, except for shares)	December 31 2004	December 31 2003
ASSETS		
Cash and Due from Banks	$ 35,407	$ 36,418
Interest-Bearing Bank Balances	2,115	2,267
Federal Funds Sold	14,246	25,886
Investment Securities:		
Held to Maturity, Market Value $29,642 and $30,711	28,539	29,078
Available for Sale	100,655	92,013
Loans	712,185	663,446
Less, Allowance for Loan Losses	(7,962)	(7,846)
Net Loans	704,223	655,600
Premises and Equipment	17,390	14,951
Other Assets	12,413	11,693
Total Assets	$914,988	$867,906
LIABILITIES		
Deposits:		
Demand	$ 88,805	$ 82,588
Savings, N.O.W. and Money Market Accounts	417,584	411,322
Certificates of Deposit of less than $100,000	118,569	126,343
Certificates of Deposit of $100,000 or more	97,317	82,249
Total Deposits	722,275	702,502
Securities Sold Under Agreements to Repurchase	1,536	2,032
Borrowings from the Federal Home Loan Bank	95,000	70,000
Other Liabilities	5,435	4,812
Total Liabilities	824,246	779,346
SHAREHOLDERS' EQUITY		
Preferred Stock, Par Value $.01 Per Share:		
Authorized 10,000,000 shares; none issued	0	0
Common Stock, Par Value $5 Per Share:		
Authorized 50,000,000 shares; Issued 8,590,184 shares in 2004 and 8,548,942 shares in 2003	42,951	42,745
Paid-In Capital	10,482	10,205
Directors' Deferred Plan	(1,197)	(1,101)
Retained Earnings	38,592	35,702
Accumulated Other Comprehensive Income	(86)	1,009
Total Shareholders' Equity	90,742	88,560
Total Liabilities and Shareholders' Equity	$914,988	$867,906

Consolidated Statements of Income

(In thousands, except for shares and per share amounts)	Years Ended December 31 2004	2003	2002
INTEREST INCOME			
Interest and Fees on Loans	$ 44,137	$ 44,837	$ 45,137
Interest on Investment Securities:			
Taxable	3,285	3,960	5,385
Tax Exempt	1,480	1,581	1,652
Interest-Bearing Bank Balances	176	159	258
Federal Funds Sold	241	253	500
Total Interest Income	49,319	50,790	52,932
INTEREST EXPENSE			
Deposits	7,022	8,048	11,973
Securities Sold Under Agreements to Repurchase	10	13	42
Borrowings from the Federal Home Loan Bank	3,335	3,116	3,170
Total Interest Expense	10,367	11,177	15,185
Net Interest Income	38,952	39,613	37,747
Provision for Loan Losses	3,017	5,215	2,480
Net Interest Income after Provision for Loan Losses	35,935	34,398	35,267
NONINTEREST INCOME			
Service Charges on Deposit Accounts	6,925	6,981	6,525
Gains on Sales of Mortgages	530	1,346	737
Other Operating Income	6,608	6,190	4,738
Total Noninterest Income	14,063	14,517	12,000
NONINTEREST EXPENSE			
Personnel Expense	20,254	20,643	17,903
Occupancy Expense	1,779	1,654	1,480
Equipment Depreciation and Maintenance	2,296	2,069	1,797
Other Operating Expense	13,358	12,068	10,860
Total Noninterest Expense	37,687	36,434	32,040
Income Before Income Taxes	12,311	12,481	15,227
Income Taxes	3,931	3,903	5,013
Net Income	$ 8,380	$ 8,578	$ 10,214
Earnings Per Share:			
Basic	$ 0.98	$ 1.01	$ 1.21
Diluted	0.97	1.00	1.20
Weighted Average Shares Outstanding:			
Basic	8,576,109	8,515,711	8,461,818
Diluted	8,620,713	8,587,787	8,543,319

LSB Business Development Boards

CLEMMONS

C. Franklin Gamble, Chairman
Ollie H. Cherry
Jack H. Higgins
George E. Wilson

FORSYTH COUNTY

J. David Branch, M.D.
Henry A. Brown III
Robert C. Clark
Nicholas A. Daves
Eunice M. Dudley
Glenn D. Hart
Lewis E. Hubbard, Sr.
Sandra K. Mitchell
Dale R. Pinilis
Steven L. Sexton
B.H. Williams

TYRO

Ronnie D. Griggs
Larry W. Potts
Danny L. Sink
Clyde R. Snider, Jr.

HIGH POINT

James C. Anderson IV, M.D.
Robert A. Brinson
H. Barrett Cheek, M.D.
Ralph H. Duckett, M.D.
H. Windley Dunbar
Allison A. Forrester
Robert E. Lineback, Jr.
Richard L. Orr, Jr., M.D.
William E. Price, Jr.
William G. Ragsdale III
Donald A. Scarborough, Ed.D.
G. Alfred Webster

NORTH DAVIDSON

Judy Z. Butler
Thomas E. Hedrick, Jr.
Thom C. Hege
Barbara B. Leonard, Ed.D.
David A. Marley
Herbert A. Snyder

STOKES COUNTY

W. Frank Fowler, Chairman
J. Tyrone Browder
James R. Burrow
Lewis N. Carroll
Timothy L. Hall
Eugene A. Lyons
Patsy R. Mabe
Herschel A. Redding
Richard E. Stover
John F. Watts
John H. Watts

THOMASVILLE

Hubert M. Leonard, Chairman
Rick T. Batten
Hollis S. Blair
Joseph R. Hedgpeth, M.D.
Tamara L. Joyce
Michael M. Lanning
Robert C. Leonard
Paul R. Mitchell
Patricia S. Patterson
Gregory S. Theiler
Kevin C. Yates

Senior Officers of Lexington State Bank

Robert F. Lowe
Chairman & Chief Executive Officer

H. Franklin Sherron, Jr.
President & Chief Operating Officer

Monty J. Oliver
Executive Vice President, Chief Financial Officer & Cashier

David P. Barksdale
Senior Vice President & Area Executive

Coretta J. Bigelow
Senior Vice President, Credit Administration

Suzanne J. Bullotta
Senior Vice President, Commercial Loans

Craig L. Call
Senior Vice President, Corporate Accounting

Ronald E. Coleman
Senior Vice President, Credit Administration

Nicholas A. Daves
Senior Vice President, Commercial Loans

R. Clark Dillon
Senior Vice President & Trust Officer

Philip G. Gibson
Senior Vice President, Mortgage Loans

Donna G. Hench
Senior Vice President & Auditor

Brenda M. Houser
Senior Vice President & Trust Officer

Robin A. Huneycutt
Senior Vice President & Secretary

P. Wayne Kimbrell, Jr.
Senior Vice President, Revolving & Consumer Credit

Robert E. Lineback, Jr.
Senior Vice President & Area Executive

E. Warren MacKinstry
Senior Vice President, Commercial Loans

Andrew G. McDowell
Senior Vice President, Commercial Loans

W. Steven Owen
Senior Vice President, Commercial Loans

Charles N. Reynolds
Senior Vice President, Credit Administration

Kathy V. Richardson
Senior Vice President, Banking Support

D. Gerald Sink
Senior Vice President, Operations

Ronald W. Sink
Senior Vice President, Human Resources

M. Jack Smith
Senior Vice President, Commercial Loans

Edward C. Sopp
Senior Vice President, Credit Administration

Pamela J. Varela
Senior Vice President, Marketing

Joseph T. Wallace
Senior Vice President, Security, Compliance & CRA Officer

About the Corporation

LSB Bancshares, Inc. ("Bancshares") is a bank holding company headquartered in Lexington, North Carolina, and is ranked by assets as the 9th largest state chartered bank in North Carolina.

LSB offers a complete array of retail and commercial banking services to individuals and businesses including deposit and loan services, corporate cash management, mortgages and trust services. LSB operates through twenty-five offices in Davidson, Forsyth, Stokes, Guilford and Randolph Counties in North Carolina and a mortgage origination office in Wake County, North Carolina.

LSB has two wholly-owned non-bank subsidiaries: Peoples Finance Company of Lexington, Inc. and LSB Investment Services, Inc. Peoples Finance is a finance company which offers secured and unsecured loans to individuals as well as dealer originated loans. LSB Investment Services offers a full range of uninsured nondeposit investment products through Uvest Investment Services.

Dividend Reinvestment

Registered holders of LSB Bancshares, Inc. common stock are eligible to participate in the Corporation's Dividend Reinvestment and Stock Purchase Plan, a convenient and economical way to acquire additional shares of Bancshares common stock by reinvesting dividends without the payment of service charges or brokerage fees. For further information, contact Bancshares' Corporate Office.

Investor Inquiries

Analysts and investors seeking financial information about LSB Bancshares, Inc. should contact Monty J. Oliver, Executive Vice President & Chief Financial Officer, at the address or telephone number listed on the back cover.

Additional copies of this report, the Form 10-K, the Proxy Statement, quarterly reports, Form 10-Q's and other filings with the Securities and Exchange Commission can be found on the Investor Relations page on LSB's website at www.lsbnc.com.

Shareholders needing information concerning transfer requirements, lost certificates and changes of address should contact Bancshares' transfer agent, EquiServe Trust Company, N.A., P.O. Box 43012, Providence, Rhode Island, 02940-3010, 800-633-4236, www.equiserve.com, or Bancshares' Corporate Office.

Equal Opportunity Employer

LSB Bancshares, Inc. is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotions, transfers and all other personnel policies will remain free from discriminatory practices.

Stock and Dividend Information

LSB Bancshares, Inc.'s common stock is traded on the NASDAQ National Market® under the symbol LXBK. The following table shows the high, low and closing sales prices reported on the NASDAQ National Market® and cash dividends declared per share for the indicated periods.

	Prices			Cash Dividends
2004	High	Low	Close	Declared
Fourth Quarter	$17.60	$15.95	$16.89	.16
Third Quarter	16.96	15.97	16.56	.16
Second Quarter	18.46	14.70	16.15	.16
First Quarter	20.00	15.43	17.29	.16

	Prices			Cash Dividends
2003	High	Low	Close	Declared
Fourth Quarter	$20.00	$17.27	$17.38	.16
Third Quarter	19.79	16.57	18.40	.16
Second Quarter	18.00	14.90	17.31	.16
First Quarter	18.20	14.77	15.60	.16

Annual Disclosure Statement

This statement has not been reviewed for accuracy or relevance by the Federal Deposit Insurance Corporation.

Forward-Looking Statement

Information in this report contains forward-looking statements. These statements are identified by words such as "expects," "anticipates," "should," or other similar statements about future events. These forward-looking statements involve estimates, assumptions by management, risks, and uncertainties that could cause actual results to differ materially from current projections, including without limitations, the effects of future economic conditions, legislative and regulatory changes, and the effects of competition. Additional factors that could cause actual results to differ materially from those anticipated by forward-looking statements are discussed in LSB's filings with the Securities and Exchange Commission, including without limitation, its annual report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. LSB undertakes no obligation to revise these statements following the release of this annual report.

LSB Bancshares, Inc.

LSB BANCSHARES, INC & LSB CORPORATE OFFICE:

One LSB Plaza
P.O. Box 867
Lexington, NC 27293-0867
336-248-6500
www.lsbnc.com
Nasdaq: LXBK



SURRY
STOKES
ROCKINGHAM
CASWELL
YADKIN
FORSYTH
Greensboro
Winston-Salem
DAVIE
GUILFORD
ALAMANCE
Lexington
RANDOLPH
Charlotte
MONTGOMERY

Member FDIC



LSB OFFICES & SUBSIDIARIES:

DAVIDSON COUNTY

ARCADIA*
1500 Old Salisbury Road

MIDWAY*
11792 Old U.S. Highway 52

NATIONAL HIGHWAY*
124 National Highway, Thomasville

PIEDMONT RETIREMENT CENTER
100 Hedrick Drive, Thomasville

RANDOLPH STREET*
941 Randolph Street, Thomasville

SOUTH LEXINGTON*
1996 Cotton Grove Road

TALBERT BOULEVARD*
185 Talbert Boulevard

TYRO*
1461 Highway 150 South

UPTOWN EXPRESS DRIVE-THRU*
200 South Main Street

WALLBURG*
10335 North N.C. Highway 109

WELCOME*
6123 Old U.S. Highway 52

WEST SIDE*
10 New U.S. Highway 64 West

FORSYTH COUNTY

CLEMMONS*
2386 Lewisville-Clemmons Road

KERNERSVILLE*
131 East Mountain Street

REYNOLDA*
2804 Fairlawn Drive
Winston-Salem

RURAL HALL*
8055 Broad Street

SHERWOOD PLAZA*
3384 Robinhood Road
Winston-Salem

STRATFORD ROAD*
161 South Stratford Road
Winston-Salem

WALKERTOWN*
3000 Old Hollow Road

GUILFORD COUNTY

HIGH POINT*
200 Westchester Drive

JAMESTOWN
120 East Main Street

RANDOLPH COUNTY

ARCHDALE*
11651-D North Main Street

STOKES COUNTY

DANBURY*
Highway 8 & 89,
910 Walnut Cove Road

KING*
647 South Main Street

*ATM available at this location

WAKE COUNTY

RALEIGH
LSB The Bank Mortgage,
805 Spring Forest Road, Suite 800

LSB INVESTMENT SERVICES, INC.

DAVIDSON COUNTY

LEXINGTON
29 West Center Street

WALLBURG
10335 North N.C. Highway 109

WELCOME
6123 Old U.S. Highway 52

FORSYTH COUNTY

WINSTON SALEM
161 South Stratford Road

STOKES COUNTY

KING
647 South Main Street

PEOPLES FINANCE COMPANY OF LEXINGTON, INC.

ARCHDALE
11246 North Main Street, Suite 306

KING
614-M South Main Street

LEXINGTON
203 East Center Street